Filed Pursuant to Rule 424((b)(3) Registration No. 333-264466

LORD ABBETT SPECIAL SITUATIONS INCOME FUND (THE “FUND”)

Supplement dated December 20, 2024 to the
Statutory Prospectus, and Statement of Additional Information,
each dated May 1, 2024, as supplemented

On December 16, 2024, the Board of Trustees of Lord Abbett Special Situations Income Fund approved, effective February 18, 2025, the following changes to the Fund’s name and principal investment strategy:

Prospectus Updates

Name Change

The Fund will be re-named “Lord Abbett Corporate Opportunities Fund,” and all references to “Lord Abbett Special Situations Income Fund” in the prospectus and SAI will be replaced with “Lord Abbett Corporate Opportunities Fund.”

The first paragraph under (i) the section titled “Investment Strategy” on the Fund’s Cover Page, (ii) the section titled “Prospectus Summary – Investment Strategies” on page 2 of the prospectus, and (iii) the section titled “Investment Strategies” on page 22 of the prospectus, will each be replaced in its entirety with the following:

“To pursue its objective, the Fund will invest its assets in bonds, loans and other fixed income instruments. In addition, the Fund will invest in derivative instruments intended to provide economic exposure to such securities. The Fund may invest at every level of the capital structure and in securities across developed and emerging markets. Under normal conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in corporate bonds and other corporate fixed income instruments, including equity investments in vehicles (including pooled investment vehicles) and derivative instruments, each of which are intended to provide economic exposure to such securities. The Fund has significant flexibility to adjust allocations over time while adapting to the market and economic environment. The Fund may invest in a wide variety of asset classes, sectors and capital structures, without any explicit duration target or liquidity limitations, in order to maximize exposure to industries and sectors identified by the Adviser as having the best risk/reward profiles, identify what the Adviser believes are the strongest candidates within those industries or sectors for investment, and select securities the Fund believes present the best risk/reward profiles within that industry or sector.”

The following paragraph is added as the sixth paragraph under the sections titled “Prospectus Summary – Investment Strategies” on page 3 and “The Fund’s Investment Objective, Strategies, and Principal Risks – Investment Strategies” on page 23 in the Fund’s prospectus:

“The Fund may invest in common stocks and shares of other investment companies (including those advised by the Adviser), including mutual funds, money market funds, closed-end funds, business development companies (“BDCs”), exchange-traded funds (“ETFs”), and other pooled investment vehicles (“underlying fund”). The Fund expects to obtain exposure to private credit indirectly by investing in pooled investment vehicles, including vehicles managed by the Adviser.”

The first sentence of the second paragraph under the sections titled “Prospectus Summary – Investment Process” on page 4 and “The Fund’s Investment Objective, Strategies, and Principal Risks – Investment Process” on page 23 is replaced in its entirety with the following:

“The bottom-up process identifies securities the Fund believes present the best risk/reward profiles and utilizes the portfolio management team’s experience in corporate debt securities.”

The following paragraphs are added following “Counterparty Risk” under the sections titled “Prospectus Summary – Principal Risks of the Fund” on page 14 and “The Fund’s Investment Objective, Strategies, and Principal Risks – Principal Risks of the Fund” on page 43 in the Fund’s prospectus:

“Other Investment Companies Risk: The Fund may invest in securities of other pooled investment vehicles (including those advised by the Adviser), including mutual funds, money market funds, closed-end funds, BDCs, ETFs, and other pooled investment vehicles. With respect to listed closed-end funds and ETFs, the market value of their shares may differ from the NAV of the particular fund. To the extent the Fund invests a portion of its assets in a pooled investment vehicle, those assets will be subject to the risks of the purchased fund’s portfolio securities. In addition, if the Fund invests in such investment companies or investment funds, the Fund’s shareholders will bear not only their proportionate share of the expenses of the Fund, but also will indirectly bear similar expenses of the underlying investment company. In addition, the securities of these pooled investment vehicles may also be leveraged and will therefore be subject to the same leverage risks described herein.

Private Credit Risk: The Fund intends to obtain exposure to select less liquid or illiquid private credit investments, generally involving corporate borrowers, through its investments in pooled investment vehicles, including vehicles managed by the Adviser. Typically, private credit investments are not traded in public markets and are illiquid, such that an underlying fund may not be able to resell some of its holdings for extended periods, which may be several years, or at the price at which the underlying fund is valuing its investments. An underlying fund may, from time to time or over time, focus its private credit investments in a particular industry or sector or select industries or sectors. Investment performance of such industries or sectors may thus at times have an out-sized impact on the performance of an underlying fund or the Fund. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. The issuers of the underlying fund’s private credit investment will often be leveraged, as a result of recapitalization transactions, and may not be rated by national credit rating agencies.”

The following paragraph is added following “Valuation Risk” under the sections titled “Prospectus Summary – Principal Risks of the Fund” on page 18 and under the section titled “The Fund’s Investment Objective, Strategies, and Principal Risks -- Principal Risks of the Fund” on page 50 in the Fund’s prospectus:

“Affiliated Investment Funds Risk: To the extent the Fund invests in investment funds advised by Lord Abbett, certain conflicts of interest will be present. Lord Abbett is subject to conflicts of interest in allocating portfolio assets among various investment companies because the fees payable to Lord Abbett by the underlying investment companies differ. Lord Abbett may have an incentive to select investment companies that will result in the greatest net management fee revenue to Lord Abbett and its affiliates, even if that results in increased expenses for the Fund.

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In addition, the Fund’s investments in affiliated investment companies may be beneficial to Lord Abbett in managing the underlying investment companies, by helping the underlying investment companies achieve economies of scale or by enhancing cash flows to the investment companies. In certain circumstances, Lord Abbett would have an incentive to delay or decide against the sale of interests held by the Fund in the underlying investment companies and may implement Fund changes in a manner intended to minimize the disruptive effects and added costs of those changes to the underlying investment companies. If the Fund invests in an investment company with higher expenses, the Fund’s performance would be lower than if the Fund had invested in an investment company with comparable performance but lower expenses.”

The following paragraph is added following “Derivatives” under the section titled “The Fund’s Investment Objective, Strategies, and Principal Risks – Portfolio Composition” on page 28 in the Fund’s prospectus:

“Other Investment Companies

The Fund may invest in shares of other pooled investment vehicles (including those advised by the Adviser), including mutual funds, money market funds, closed-end funds, BDCs, ETFs, and other pooled investment vehicles to the extent that such investments are consistent with the Fund’s investment objective, strategies and policies. The Fund expects to obtain exposure to private credit indirectly by investing in pooled investment vehicles, including vehicles managed by the Adviser. The Fund may also invest in other investment funds to gain exposure to particular asset classes, to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Adviser believes share prices of other investment companies offer attractive values. The securities of other investment funds may be leveraged, in which case the NAV and/or market value of the investment company’s shares will be more volatile than unleveraged investments.”

Statement of Additional Information Updates

The first sentence in the paragraph titled “Investments in Other Investment Companies” on page 2-23 under the section titled “INVESTMENT OBJECTIVE, POLICIES, AND RISKS” in the Fund’s statement of additional information will be replaced in its entirety with the following:

“The Fund may invest in other investment companies (including those advised by the Adviser), including money market funds, ETFs, closed-end funds, business development companies (“BDCs”), and other pooled investment vehicles.”

The following paragraphs are added following “Revolving Credit Facility Loans” on page 2-36 under the section titled “INVESTMENT OBJECTIVE, POLICIES, AND RISKS” in the Fund’s statement of additional information:

“Private Credit. The Fund intends to obtain exposure to select less liquid or illiquid private credit investments, generally involving corporate borrowers, through its investments in pooled investment vehicles, including vehicles managed by Lord Abbett (“underlying fund”). Typically, private credit investments are not traded in public markets and are illiquid, such that an underlying fund may not be able to resell some of its holdings for extended periods, which may be several years, or at the price at which the underlying fund

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is valuing its investments. An underlying fund may, from time to time or over time, focus its private credit investments in a particular industry or sector or select industries or sectors. Investment performance of such industries or sectors may thus at times have an out-sized impact on the performance of an underlying fund or the Fund. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. The issuers of the underlying fund’s private credit investment will often be leveraged, as a result of recapitalization transactions, and may not be rated by national credit rating agencies.

Direct Lending. The Fund may also have exposure to direct loans through its investment in an underlying fund. This practice involves certain risks. If a loan is foreclosed, an underlying fund could become part owner of any collateral and would bear the costs and liabilities associated with owning and disposing of the collateral. As a result, the Fund may be exposed to losses resulting from default and foreclosure. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying assets will further reduce the proceeds and thus increase the loss. There is no assurance that an underlying fund will correctly evaluate the value of the assets collateralizing the loan. In the event of a reorganization or liquidation proceeding relating to the borrower, an underlying fund may lose all or part of the amounts advanced to the borrower. There is no assurance that the protection of an underlying fund’s interests will be adequate, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, there is no assurance that claims will not be asserted that might interfere with enforcement of an underlying fund’s rights.”

Please retain this document for your future reference.

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